Exhibit 99.2

QUOIN MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our results of operations and financial condition and should be read in conjunction with Quoin financial statements and related notes included elsewhere in this Form 6-K, as well as in Form 6-K of Quoin Pharmaceuticals Ltd. (“Quoin Ltd.”), formerly known as Cellect Biotechnology Ltd. (“Cellect”), dated August 13, 2021 (“August 6-K”). Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in U.S. dollars. Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin” and the “Company” in this section refers to the consolidated operations of Quoin Pharmaceuticals, Inc.

Forward-Looking Statements

The following discussion contains forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” and “will,” among others. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon Quoin’s expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. More detailed information about the risks and uncertainties affecting Quoin is contained under the heading “Risk Factors” included in the August 6-K and in other filings Quoin Pharmaceuticals Ltd. has made and may make with the Securities and Exchange Commission in the future. One should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Quoin undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

Overview

We are an emerging pharmaceutical company dedicated to the development and commercialization of therapeutic products that treat rare and orphan diseases for which there are currently no approved treatments. Quoin’s first lead product, QRX003, is a once daily topical lotion which is under development as a potential treatment for Netherton Syndrome, a rare hereditary skin disease. We are targeting initiating clinical development of QRX003 in Netherton Syndrome patients in the first half of 2022. In addition to Netherton Syndrome, we intend to pursue the clinical development of QRX003 in other rare dermatological diseases including Peeling Skin Syndrome, SAM Syndrome, Palmoplantar Keratoderma and Epidermolysis Bullosa.

Our objective is to develop and commercialize proprietary therapeutic drug products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for rare and orphan diseases. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to complete the clinical development of QRX003 and, if successful, file for marketing approval in the United States and other territories;
•	prepare to commercialize QRX003 by establishing our own sales infrastructure in the U.S. and Europe and entering into distribution partnerships in other territories such as Canada, Australia, the Middle East and Asia; and
•	Pursue business development activities by seeking partnering, licensing, merger and acquisition opportunities or other transactions to further expand our pipeline and drug-development capabilities and which take advantage of our financial resources for the benefit of increasing stockholder value.

The ultimate impact of the COVID-19 pandemic is still uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and with all of our employees and consultants working remotely. We will continue to actively monitor the continually evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business.

Key and Recent Events

Completion of Merger

On October 28, 2021, Cellect completed the business combination with Quoin, in accordance with the terms of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among Cellect, Quoin and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of Cellect (“Merger Sub”), pursuant to which Merger Sub merged with and into Quoin (the “Merger”), with Quoin surviving as a wholly-owned subsidiary of the Company. Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.”.

Under the terms of the Merger Agreement, Cellect issued ADS’s to the holders of common stock of Quoin. Immediately after the Merger, there were approximately 8,346,080 ADS’s issued and outstanding which include 64,784 ADS’s from the conversion of the Convertible Promissory Notes, 3,003,652 for the Quoin shareholders as of June 30, 2021, 1,001,392 for the Cellect shareholders immediately prior to the merger, and an aggregate of 4,276,252 for the Investor, consisting of 833,773 delivered to the Investor on or after the Merger closing and 3,442,479 held in an escrow account for the benefit of the Investor as per the terms of the Securities Purchase Agreement. . On each Reset Date, if the Initial Primary Price Per Share is less than the Reset Price, the Investor will receive shares from escrow such that the effective price per share of all Primary Financing Shares received by such Investor will be equal to the Reset Price. Any Additional Purchased Shares not delivered to the Investor from escrow will be returned following the last Reset Date, as such terms are defined in the Securities Purchase Agreement.

Upon the completion of the Merger, former holders of common stock of Quoin (including shares delivered to the Investor and the escrow account for the Investor) owned, in the aggregate, approximately 88% of the ADS’s, with Cellect’s stockholders owning approximately 12% . The number of ADS’s issued to the holders of Quoin common stock outstanding immediately prior to the Merger was calculated using an exchange ratio (the “Exchange Ratio”) of approximately 12.0146 ADS’s for each share of Quoin common stock.

In addition, pursuant to the terms of the Securities Purchase Agreement, dated as of March 24, 2021, Quoin Ltd. issued to the Investor warrants to purchase 1,238,429 ADS’s (the “Exchange Warrants”) at an exercise price of $3.98 per ADS with full ratchet protection, in exchange of Bridge Warrants issued by Quoin to the Investor in connection with the second bridge financing described below. The Exchange Warrants and ordinary shares underlying the Exchange Warrants were registered with the SEC on the Registration Statement on Form F-4. Terms of the Exchange Warrants were amended in September 2021, and the reset provisions were replaced with a fixed number of shares and exercise price as set out below.

In addition, pursuant to the terms of the 2020 Notes, the Company is obligated to exchange the existing warrants for warrants on the same terms as the Investor Series A Warrants, exercisable for 300,485 ADS’s at an initial exercise price of $3.98 per ADS.

Completion of Private Placement Transaction

On October 28, 2021, the private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) approximately $5 million of senior secured notes issued in connection with the bridge loan that the Investor made to Quoin at the time of the execution of the Merger Agreement (the “Bridge Financing”), and (y) approximately $12 million in cash from the Investor) was closed.

In addition, Quoin Ltd. will issue to the Investor, on the 136th trading day following the consummation of the Merger (i) Series A Warrant to purchase ADS’s (the “Series A Warrant”) (ii) Series B Warrant to purchase ADS’s (the “Series B Warrant”) and (iii) Series C Warrant to purchase ADS’s (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The terms of the Investor Warrants were amended in September 2021, and the reset provisions were replaced with a fixed number of shares and exercise price. The Series A Warrant, Series B Warrant and Series C Warrant each allows the Investor to acquire 4,276,252, 4,276,252 and 2,389,670, respectively, of ADSs, at the adjusted ratio of 400 ordinary shares per ADS. The warrant exercise price for the Investor Warrants is $3.98 per ADS. Upon the exercise of the Series C Warrant in full, the Investor will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs.

Prior Financing Arrangements

Initial bridge financing

On October 2, 2020, the Company commenced an offering of up promissory notes (the “2020 Notes”) and warrants. There were no finders fees associated with this agreement, although the Company was obligated to pay up to $75,000 of investors’ legal expenses. From October through December 2020, the Company received an aggregate of approximately $910,000 in the initial bridge financing, and issued 2020 Notes with an aggregate face value of $1,213,333. Approximately 22% of the initial bridge financing was received from parties who are related to or affiliated with members of the Company’s board of directors.

The 2020 Notes had a 25% original issue discount and interest rate of 20% per annum. In April and May 2021, each of the holders of the 2020 Notes signed waivers agreeing to waive their rights to receive Series A, B, and C warrants issuable by Cellect. Each 2020 Note was maturing one year from the date of issuance.

Upon the completion of the Merger, based upon the terms agreed to in March 2021 in the Primary Financing, described above, the 2020 Notes converted into 64,784 ordinary shares (as adjusted for the Merger-exchange ratio) based on the valuation of $15.90 per share (as adjusted for the Merger exchange ratio) negotiated in the Primary Financing.

The above referenced warrants are exercisable for a number of shares of the Company’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). Upon completion of the Primary Financing, the Company is obligated to exchange the warrants for warrants on the same terms as the Investor Series A Warrants, as described above.

Second bridge financing

On March 24, 2021, Quoin and the Investor entered into the Bridge Securities Purchase Agreement, pursuant to which, among other things, the Investor agreed to purchase from Quoin Notes in an aggregate principal amount of $5.0 million (in exchange for an aggregate purchase price of $3.75 million). Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Notes in three closings: (i) the first closing for $2.0 million in aggregate principal amount (in exchange for an aggregate purchase price of $1.50 million), which closed on March 25, 2021; (ii) the second closing for $1,666,666.67 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which closed on April 23, 2021; and (iii) a third closing for $1,333,333.34 in aggregate principal amount (in exchange for an aggregate purchase price of $1.0 million), which closed on May 24, 2021. The Notes bear interest at a rate of 15% per annum (25% premium upon the occurrence of an event of default thereunder) and are repayable upon the earlier of (i) December 25, 2021, (ii) the date on which Quoin’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger. The Notes are secured by a lien on all of Quoin’s assets.

The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement and converted into up to 1,257,721 ADS’s (as adjusted for the Merger exchange ratio, and including shares held in escrow for the benefit of the investor) upon closing of the Securities Purchase Agreement.

Warrants

Pursuant to the Bridge SPA, the Investor was entitled to Bridge Warrants to purchase Quoin shares of common stock having an aggregate value of $5.0 million and with an initial exercise price reflecting a $56.25 million fully-diluted pre-Merger valuation of Quoin, subject to certain downward adjustments. Pursuant to the Merger Agreement, the Bridge Warrants were exchanged for Exchange Warrants, as described above.

Commercial bank financing arrangement

The Company has entered into a non-binding letter of intent for a venture loan from a commercial bank. Draw downs on this facility will be dependent upon the Company meeting certain clinical and financing milestones. No draw downs have occurred through the date of these financial statements.

Licensing agreements

Quoin entered into (i) a License and Distribution Agreement, dated as of November 5, 2021 (the “AFT License Agreement”), and (ii) a Supply Agreement, dated as of September 15, 2021 (the “AFT Supply Agreement”), with AFT Pharmaceuticals Ltd., a New Zealand company (“AFT”). Under the terms of the AFT License Agreement, AFT has exclusive rights to commercialize pharmaceutical product QRX003 (the “Product”) in Australia and New Zealand, upon the receipt of regulatory approvals in both territories. Upon approval and launch of the Product, Quoin will be entitled to a 20% royalty on net sales of the Product in Australia and New Zealand. Under the AFT Supply Agreement, Quoin is obligated to manufacture and supply the Product to AFT.

Quoin entered into (i) a License and Distribution Agreement (the “Genpharm License Agreement”) and (ii) a Supply Agreement (the “Genpharm Supply Agreement”), each dated as of November 7, 2021, with Genpharm Services FZ LLC, a United Arab Emirates company (“Genpharm”). Under the terms of the Genpharm License Agreement, Genpharm has exclusive royalty-free rights to commercialize the Product in the Middle East and North Africa region, upon the receipt of regulatory approvals in both territories. Under the Genpharm Supply Agreement, Quoin is obligated to manufacture and supply the Product to Genpharm.

Going Concern

Our financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have not generated any revenues from operations since inception, and do not expect to do so in the foreseeable future. We have experienced operating losses and negative operating cash flows since inception, and expect to continue to do so for at least the next few years. We have financed our working capital requirements to date by our founders personally paying for Company expenses, the issuance of the bridge notes and the Private Placement transaction discussed above. On June 30, 2021, we had cash totaling approximately $1,721,000 and an accumulated deficit of approximately $14,800,000. Therefore, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year of the date the accompanying financial statements were issued.

Our ability to continue as a going concern is dependent on our ability to raise additional capital to fund our business activities, including our research and development programs. Our objective is to develop and commercialize therapeutic products that treat rare and orphan diseases, but there can be no assurances that we will be successful in this regard. As a result of the Merger, we may raise capital through additional issuances of ordinary shares or notes of Quoin Ltd. In addition, we may negotiate and draw down on the commercial bank financing arrangement. However, we may not be able to obtain additional financing on acceptable terms and in the amounts necessary to fully fund our future operating requirements. If we are unable to obtain sufficient capital to fund our operations, we may be forced to reduce or discontinue our operations entirely. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Because we are currently engaged in research at a relatively early stage, it will take a significant amount of time and resources to develop any product or intellectual property capable of generating sustainable revenues. Accordingly, our business is unlikely to generate any sustainable operating revenues in the next several years, and may never do so. In addition, to the extent that we are able to generate operating revenues, there can be no assurances that we will be able to achieve positive earnings and operating cash flows.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, valuation allowance on deferred tax assets and valuation of intangible assets. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this Form 6-K.

Financial Operations Overview

Since our incorporation, our operations have primarily been limited to licensing assets and seeking financing required for our clinical programs. We did not raise any external financing until October 2020.

The following table sets forth our results of operations for the six months ended June 30, 2021, compared to the six months ended June 30, 2020:

Six months ended June 30,

	2021	2020	Change
Operating Expenses
General and administrative	$1,482,583	$647,020	$853,563
Research and development	296,068	101,912	194,156
Total operating expenses	1,778,651	748,932	1,029,719
Other Expenses
Fair value adjustment to bridge note payable	1,250,000		1,250,000
Warrant liability expense	4,669,652		4,669,652
Financing expense	275,000		275,000
Interest expense	268,111	—	268,111
Total other expenses	6,462,763		2,642,463
Net loss	(8,241,414)	(748,932)	(7,492,482)

The following table sets forth our results of operations for the three months ended June 30, 2021, compared to the three months ended June 30, 2020:

Three months ended June 30,

	2021	2020	Change
Operating Expenses
General and administrative	$737,610	$324,185	413,425
Research and development	239,280	26,011	213,269
Total operating expenses	976,890	350,196	626,694
Other Expenses
Fair value adjustment to bridge note payable	750,000	-	750,000
Warrant liability expense	2,223,139	-	2,223,139
Financing expense	185,000	-	185,000
Interest expense	202,514	-	202,514
Total other expenses	2,610,653		2,610,653
Net loss	(4,337,543)	(350,196)	(3,987,347)

Revenue

We have not generated, and we do not expect to generate, any revenue from the sale of any products unless or until we obtain regulatory approval of and commercialize any of our products.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include the use of third party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including CROs and clinical investigators, based on its estimates of service performed and costs incurred.

Our research and development expenses during the six months ended June 30, 2021 and June 30, 2020 were approximately $296,000 and $102,000, respectively, representing an increase of $194,000, or approximately 190%. Our research and development expenses during the quarter ended June 30, 2021 and June 30, 2020, were approximately $239,000 and $26,000, respectively, representing an increase of approximately $213,000, or approximately 900%. The increase in both periods was primary due to increased expenditures on our development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003. We entered into a $3,500,000 commitment with a vendor for research and development services in November 2020. Future research and development expenses may include:

•	employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses, share-based compensation, overhead related expenses and travel related expenses for our research and development personnel;
•	expenses incurred under agreements with CROs, as well as consultants that support the implementation of the clinical studies described above;
•	manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support the NDA filing as well as manufacturing drug product for commercial launch;
•	formulation, research and development expenses related to QRX003; and other products we may choose to develop; and
•	costs for sponsored research.

Research and development activities will continue to be central to our business plan. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as personnel and compensation costs increase and we conduct late stage clinical studies and prepare to seek regulatory approval for QRX003 and any other future product.

The duration, costs and timing of clinical trials of QRX003 and any other future product will depend on a variety of factors that include, but are not limited to:

•	the number of trials required for approval;
•	the per patient trial costs;
•	the number of patients that participate in the trials;
•	the number of sites included in the trials;
•	the countries in which the trial is conducted;
•	the length of time required to enroll eligible patients;
•	the number of doses that patients receive;
•	the drop-out or discontinuation rates of patients;
•	the potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up;
•	the timing and receipt of regulatory approvals; and
•	the efficacy and safety profile of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of compensation for the two founders who have an aggregate fixed combined salary and benefits of approximately $1.0 million per year and professional fees, and other corporate expenses. General and administrative expenses were approximately $1.5 million and $0.6 million, in the six months ended June 30, 2021 and June 30, 2020, respectively, representing an increase of $854,000, or 129%. General and administrative expenses were approximately $738,000 and $324,000 in the quarter ended June 30, 2021 and June 30, 2020, respectively, representing an increase of $413,000 or 128%. The increases in both periods were primarily related to professional fees associated with the Merger.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities. These increases will likely include increased costs related to the hiring of personnel, including compensation and employee-related expenses, and fees to outside consultants, lawyers and accountants. Additionally, we anticipate increased costs associated with being a public company, including compliance with The Nasdaq Capital Market and SEC requirements, insurance and investor relations costs.

Amortization of intangible assets

We amortize licensed or acquired intellectual property over its expected useful life. The license from Skinvisible was obtained in October 2019. Amortization of intangible assets was $52,000 in each of the six months ended June 30, 2021 and June 30, 2020. Amortization of intangible assets was $26,000 in each of the three months ended June 30, 2021 and June 30, 2020.

Interest expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest and in the six months ended June 30, 2021 we issued additional convertible promissory notes in a subsequent bridge financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest. Interest expense accrued was $268,000 and $203,000 in the six and three months ended June 30, 2021, respectively. We did not have any interest expense in the six months ended June 30, 2020.

Fair value adjustment to convertible notes payable

The Company elected to value the 2020 Notes and the Bridge Notes at fair value, which will be remeasured at each reporting period. In the six months ended June 30, 2021 and in the quarter ended June 30, 2021 we incurred a fair value adjustment of $1,250,000 and $750,000, respectively, related to the Bridge Notes. We did not have any such expense in the three and six months ended June 30, 2020.

Warrant liability expense

The Company records its warrants at fair value, which will be remeasured at each reporting period. In six months ended June 30, 2021 and the quarter ended June 30, 2021, we incurred a fair value adjustment of $4,670,000 and $2,223,000, respectively, related to the warrants associated with the 2020 Notes and Bridge Notes. We did not have any such expense in the six months and the quarter ended June 30, 2020.

Equity-Based Compensation Expense

We have not issued stock options to purchase our common stock to employees and consultants. We expect to approve a stock option plan and issue stock options after the Merger is consummated.

Income Taxes

For the six and three months ended June 30, 2021 and 2020, no income tax expense or benefit was recognized. Our deferred tax assets are comprised primarily of net operating loss carryforwards. We maintain a full valuation allowance on our deferred tax assets since we have not yet achieved sustained profitable operations. As a result, we have not recorded any income tax benefit since our inception.

Net Loss

We recorded a net loss of $8.2 million in for the six months ended June 30, 2021, as compared to a net loss of $700,000 for the six months ended June 30, 2020, representing an increase of $7.5 million. We recorded a net loss of $4.3 million in the quarter ended June 30, 2021, as compared to a net loss of $400,000 for the quarter ended June 30, 2020, representing an increase of $4.0 million. The increase in net loss in each period was primarily due to financing related charges aggregating $6.5 million and $2.6 million in the six and three month periods ended June 30, 2021, as well increases in research and development expense and general and administrative expense in both the six and three month periods as the Company used more resources to develop and implement its business plan.

Liquidity and Capital Resources

Overview

For the period from inception through June 30, 2021, we had an accumulated deficit of $14.8 million. As of June 30, 2021, we had cash of $1.7 million. We do not expect to have positive cash flow for the foreseeable future. On October 28, 2021 we completed the Merger and the Primary Financing providing for up to $25.25 million in funding from the Investor, inclusive of the convertible Notes issued under the Bridge SPA that were converted and assuming the mandatory exercise of Series C Warrants. Management estimates that funding under the Bridge SPA and Purchase Agreement will provide funding for our ongoing business activities into the third quarter of 2022, unless the warrants are exercised or the Company is able to execute and draw down on its expected banking facility. However, we have based this estimate on assumptions that may prove to be wrong. We may also deplete our capital resources sooner than we expect. Obtaining additional financing to support the research and development of the Company’s therapeutic targets and its other operating requirements are necessary for the Company to continue operations. If the Company is unable to obtain additional funding, the development of its product candidates will be impacted and the Company would likely be forced to delay, reduce, or terminate some or all of its development programs, all of which could have a material adverse effect on the Company’s business and the financial statements. For these reasons, there is substantial doubt about our ability to continue as a going concern for twelve months from the date of the accompanying financial statements.

We expect to continue to incur significant and increasing operating losses at least for the foreseeable future. We do not expect to generate product revenue unless and until we successfully complete development of and obtain regulatory approval for QRX003, or any other future products. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in 2021 as we advance the clinical development of QRX003 and begin to operate as a publicly traded company.

Future Funding Requirements

We will need to obtain further funding through other public or private offerings of our capital stock, debt financing, collaboration and licensing arrangements or other sources, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug development efforts, preclinical development activities, laboratory testing and clinical trials for our product candidates;
•	the number and scope of clinical programs we decide to pursue;
•	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;
•	the scope and costs of development and commercial manufacturing activities;
•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;
•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	our ability to establish and maintain collaborations on favorable terms, if at all;
•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;
•	our implementation of operational, financial and management systems; and
•	the costs associated with being a public company.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of such product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans.

Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of QRX003, any future product, or potentially discontinue operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities of Quoin Ltd., the ownership interest of equityholders of Quoin Ltd. will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of equityholders of Quoin Ltd. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Quoin Ltd.’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or proposed products, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market any future product that we would otherwise prefer to develop and market ourselves.

Summary Statement of Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2021 and 2020 (in thousands).

	Six Months Ended
	June 30,
	2021	2020
Net cash used in operating activities	$(1,633,744)	$(542,406)
Net cash used in investing activities	(267,500)	—
Net cash provided by financing activities	3,298,011	542,406
Net increase in cash and cash equivalents	$1,396,550	$—

Cash Flows from Operating Activities

Net cash used in operating activities was $1.6 million and $0.5 million for the six months ended June 30, 2021 and 2020, respectively, representing an increase of $1.1 million or approximately 201%. The increase was primarily due to payment of professional fees and payment of salaries to the two founders.

Cash Flows used in Investing Activities

Net cash used in investing activities was $268,000 for the six months ended June 30, 2021, and represents payments under the Skinvisible license agreement. We did not have any cash flows from investing activities for the six months ended June 30, 2020.

Cash Flows from Financing Activities

Net cash from financing activities was $3.3 million and $0.5 million during the six months ended June 30, 2021 and 2020, respectively. For the six months ended June 30,2021, such amounts represent proceeds from the issuance of Bridge Notes, offset in part by payment of deferred offering costs and other deferred costs. In the six months ended June 30, 2020, the founders of the Company funded the business through advances made by the founders to the Company of $542,406. For the six months ended June 30, 2021, the Company has begun to make partial payment of amounts due to Company officers, with a net decrease in the due to founders of $15,181.

Contractual Obligations and Other Commitments

We enter into contracts in the normal course of business with third-party contract organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore we believe that our non-cancelable obligations under these agreements are not material.

Regarding our contractual obligations and commitments under our agreement with Skinvisible, see Note 7 to the financial statements.

Research consulting agreements:

The Company entered into two consulting agreements with Axcella Research LLC to provide regulatory and pre-clinical/clinical services to the Company with respect with QRX003 and QRX004. The combined fees of the two agreements are approximately $270,000, payable as milestones under the two agreements are met. Further, the Company has two options to pay the milestone due (i) one half in equity of the Company (at a pre-negotiated valuation) and one-half in cash or (ii) entirely in cash, at a discount of approximately 20%. The Company recognized research and development expenses for services provided and milestones met of $0 and $49,890 for the three and six months ended June 30, 2021 and 2020, respectively. The Company accrued expenses of $50,602 and $105,052 at June 30, 2021 and December 31, 2020, respectively.

In November 2021, the Company entered into a commitment for research related services of approximately $250,000.

The Company entered into a consulting agreement in November 2020 for clinical and pre-clinical services aggregating $3,500,000, payable as specified services are incurred. The agreement is cancellable upon 90-day notice. For the three and six months ended June 30, 2021, the Company incurred approximately $120,000 and $200,000 of research and development costs from such vendor.

Other Consulting agreements:

The Company entered into a consulting agreement with an investor relations firm, which provides for a monthly fee of $14,000. The agreement has an automatic annual renewal clause and has been in effect since November 2017, and was terminated in October 2021. The Company continues to receive services and make monthly payments, but owed such firm $528,000 as of June 30, 2021 and December 31, 2020, which is included in accrued expenses in the Company balance sheet.

Employment agreements:

The employment agreements entered into by the Company with its two founders and executive officers provides for a combined base salary, including monthly allowances, of $996,000 per annum, a discretionary bonus and certain allowances and benefits. In the event of termination of the two founders and executive for reason other than cause, as defined in the employment agreements, the founders are entitled to two years of base salary and bonus. In November 2021, the Board of Directors of the Company approved amendments to the employment agreements disclosed in Note 11 setting base level compensation and bonus terms. Further a transaction bonus related to the Merger aggregating approximately $324,000 was paid to the two founders in November 2021.

In November 2021, the Company appointed and entered into an employment agreement with its Chief Financial Officer which provides for a base salary of $360,000 per annum, a discretionary bonus and certain allowances and benefits.

Research and consulting agreement:

The Company entered into a research and consulting agreement (the “Research Agreement”) which requires the Company to pay the former owner of Polytherapeutics (the “Consultant”) to transfer the technical know-how of Polytherapeutics with respect to (i) good manufacturing practices (“GMP”), clinical and commercial manufacturing of the Company’s PolyDur polymer and (ii) formulation development of products utilizing the Company’s PharmaDur polymer. The agreement required monthly consulting payments of $20,833 beginning on July 31, 2018 and ending February 28, 2021 (the “Post-Closing Period”) for a total commitment of $666,667 over the consulting period. Pursuant to an amendment to such agreement, the Post-Closing Period was revised to terminate on December 31, 2020. The Company will not be required to make the monthly payments under the consulting agreement if the Consultant does not provide or stops providing consulting services as described in the research consulting agreement.

If the Company fails to make monthly payments under the Consulting Agreement or royalty payments, the Consultant has the option to buy back all the rights to certain products covered by the Acquisition Agreement for $1.00, and the Company is no longer required to make the remaining payments during the Post-Closing Period. Further, if the Company fails to enter a product covered by the Acquisition Agreement into clinical development by the end of the Post-Close Period, the Consultant has the option to buy the rights to commercialize said products for $100,000.

As of June 30, 2021, there were no products utilizing this technology in clinical development. The Consultant has not communicated any intent to buy the product from the Company as of the financial statement issuance date. Through June 30, 2021 and the financial statement issuance date, the Company has not made any payments, the Consultant has not performed any services and the Company has not incurred or accrued for any expenses.

In February 2020, the Consultant and seller of the equity interests in Polytherapeutics communicated with the Company threatening litigation for non-payment and related breach of contract and immediate payment of all monthly payments in the amount of $666,667. The Company believes that the Consultant has not provided any services and other technical requirements under the Agreements, and therefore is in breach of contract. The Company and the consultant have had communications with respect to the duration, commencement date and payment of the consulting services, but no revised agreements have yet been reached and no legal proceedings have been commenced as of the date hereof. The Company believes that its maximum exposure is the full amount of the payments under the Consulting Agreement (i.e. $667,000), although the timing of such payments and the commencement date and number of months that the Consultant may have to work may be subject to re-negotiation. Should a lawsuit be filed, the Company believes it has meritorious defenses.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Yet to be Adopted

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” which replaces the existing guidance in ASC 840 - Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset and for operating leases, the lessee would recognize a straight-line total lease expense. This ASU is effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company will evaluate the impact of adoption of this ASU when it enters into a lease arrangement.

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities that meet the definition of an SEC filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact this standard will have on its financial statements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Market Risk Considerations

As of June 30, 2021, we had cash of $1.7 million.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2021 and 2020.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We were a private company and our common stock was not listed or traded on any public market as of June 30, 2021. Immediately after the completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.” and began trading on the Nasdaq Capital Market under the symbol “QNRX” on October 29, 2021.